November 24, 2009
Via EDGAR
Mr. Daniel Morris
Ms. Peggy Fisher
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
     Re: Agilysys, Inc. — Preliminary Proxy Statement
Dear Mr. Morris and Ms. Fisher:
     Attached please find the preliminary Proxy Statement and form of proxy filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, by Agilysys, Inc. (“Agilysys”). The preliminary proxy statement contains two proposals:
1.	to authorize, pursuant to Section 1701.831 of the Ohio Revised Code, the acquisition of Agilysys Common Shares (“Common Shares”) by MAK Capital Fund LP and Paloma International L.P. (together, “MAK Capital”) that when added to all other Common Shares owned by MAK Capital would equal one-fifth or more but less than one-third of the outstanding Common Shares pursuant to MAK Capital’s Acquiring Person Statement; and

2.	to approve any motion for adjournment of the Special Meeting of Shareholders, if deemed desirable by Agilysys in its sole discretion.
     Under Section 1701.831 of the Ohio Revised Code, Agilysys must hold a Special Meeting within 50 days of its receipt of the Acquiring Person Statement. Agilysys received MAK Capital’s Acquiring Person Statement on November 20, 2009 and is required to hold a Special Meeting by January 9, 2010. Agilysys would like to file definitive copies of its proxy solicitation materials with the Securities and Exchange Commission on or before December 7, 2009 and mail copies of the definitive materials to shareholders at that time to give shareholders adequate time to consider the proposals in the Proxy Statement prior to the Special Meeting.
     If you have any questions or comments regarding this filing, please call me at (440) 519-8634.

Respectfully,
/s/ Kathleen A. Weigand
Kathleen A. Weigand, General Counsel and
Senior Vice President, Human Resources